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                                                              Exhibit 99(a) (14)

                            Recommended Cash Offer
                                      by
                               Lehman Brothers
                                 on behalf of
                           Schlumberger Investments
               (a wholly-owned subsidiary of Schlumberger N.V.)
                                     for
                                   Sema plc

Lehman Brothers announces that it is making a recommended cash offer (the "Offer"), on behalf of Schlumberger Investments, a wholly-owned subsidiary of Schlumberger N.V. ("Schlumberger"), to acquire the entire issued and to be issued share capital of Sema plc ("Sema"). The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the offer document dated 21 February 2001 (the "Offer Document") and the Acceptance Forms. Terms defined in the Offer Document have the same meanings in this advertisement.

A Sema Securityholder who validly accepts the Offer will receive 560 pence in cash for each Sema Share and 1,120 pence in cash for each Sema ADS (each ADS representing 2 Sema Shares).

The Offer values the entire issued and to be issued share capital of Sema at approximately (Pounds)3.6 billion (US$5.3 billion) (fully diluted for the exercise of all outstanding options under the Sema Share Option Schemes).

Copies of the Offer Document and the Form of Acceptance are available for collection in the UK from Computershare Services PLC, PO Box 859, The Pavillions, Bridgewater Road, Bristol BS99 1XZ or Computershare Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR and in the US from Computershare Trust Company of New York, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, NY 10005. Copies of the Offer Document and the Letter of Transmittal are available for collection in the US from D F King & Co., Inc., 77 Water Street, New York, NY 10005.

The Offer is made to all Sema Shareholders including those to whom the Offer Document may not be despatched who hold Sema Shares, or who are entitled to have Sema Shares unconditionally allotted or issued to them. In conjunction with the offer being made to Sema Shareholders an offer is being made to holders of Sema ADSs.

The Offer will initially be open for acceptance until 3.00 p.m. (London time),
10.00 a.m. (New York City time), on 21 March 2001. Schlumberger Investments has reserved the right (but is not obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend the Offer.

As set out in the Offer Document, the Sema Board, which has been so advised by Credit Suisse First Boston (Europe) Limited ("Credit Suisse First Boston") and NM Rothschild & Sons Limited ("Rothschild"), considers the terms of the Offer to be fair and reasonable. In providing advice to the Sema Board, Credit Suisse First Boston and Rothschild have taken into account the Sema Board's commercial assessments. Accordingly, the Sema Directors unanimously recommend Sema Securityholders to accept the Offer. The Sema Directors have irrevocably undertaken to accept the Offer in respect of their own beneficial holdings comprising 497,742 Sema Shares in aggregate, representing approximately 0.1 per cent. of Sema's existing issued share capital on 16 February 2001. In addition, France Telecom and Paribas Affaires Industrielles (a division of BNP Paribas) have undertaken to accept the Offer in respect of their holdings of 103,634,296 and 31,113,792 Sema Shares, respectively, representing approximately 22 per cent. in aggregate of Sema's existing issued share capital. Subject to the right for Schlumberger Investments to improve upon the price of any competing offer, the undertakings from France Telecom and Paribas Affaires Industrielles in respect of Sema Shares will cease to be binding if a competing offer is made at a price in excess of 600 pence per Sema Share, before the end of the day falling 17 days after the Offer Document is posted.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, this advertisement and copies of the Offer Document, the Acceptance Forms and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send this advertisement, the Offer Document, the Acceptance Forms or any related documents in or into Australia, Canada or Japan.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the UK by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, respectively, nor for giving advice in relation to the Offer. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and Rothschild, each of which is regulated in the UK by The Securities and Futures Authority Limited, are acting for Sema and no one else in connection with the Offer and will not be responsible to anyone other than Sema

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for providing the protections afforded to customers of Credit Suisse First
Boston and Rothschild, respectively, nor for giving advice in relation to the Offer.

The directors of Schlumberger Investments listed in Schedule IVA of the Offer Document accept responsibility for the information contained in this advertisement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information. This statement is included solely to comply with Rule 19.2 of the City Code and shall not be deemed to establish or expand liability under law, including under US federal securities laws or under the laws of any state of the US.

It should be noted that by virtue of the conflicting provisions of the City Code and the US securities laws, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other Conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The Acceptance Condition in paragraph (a) of Appendix I of the Offer Document reflects this.

Schlumberger has also filed a Tender Offer Statement and other related documentation and Sema has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission on 21 February 2001. Free copies of these documents will be available on the SEC's web site at www.sec.gov. The Tender Offer Statement may also be obtained at no charge from Schlumberger at 277 Park Avenue, New York, NY 10172-0266 and the Solicitation/Recommendation Statement may be obtained at no charge from Sema at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328. Shareholders are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they will contain important information.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Sema Securities. The Offer is being made solely by the Offer Document dated 21 February 2001, and the related Acceptance Forms.

22 February 2001

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